Exhibit 99.30

CONSENT OF EXPERT
March 31, 2022
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation

I, Terry Cadrin, do hereby consent to the filing of the written disclosure regarding:
•the “Technical Report, Kışladağ Gold Mine, Turkey”, effective January 17, 2020; and
•the Kisladag mineral reserves;
•the Perama Hill mineral reserves; and
•other information pertaining to these projects
and the use of my name in (i) the Annual Information Form for the year ended December 31, 2021 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2021 (the “Form 40-F”), and any amendments thereto, and (ii) any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/Terry Cadrin
Terry Cadrin, P. Eng.

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